U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

TransGlobe Energy Corporation / CN/

(Name of Issuer)

Common Shares

(Title of Class of Securities)

893662106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [x] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

_____

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

      Fiera Capital Corporation

_____

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) [ ]
(B) [ ]

_____

3) SEC Use Only

_____

4) Citizenship or Place of Organization

      Province of Ontario (Canada)

_____

Number of Shares Beneficially Owned by Each Reporting Person With:

5) Sole Voting Power	7,392,635
6) Shared Voting Power	0
7) Sole Dispositive Power	7,392,635
8) Shared Dispositive Power	0

9) Aggregate Amount Beneficially Owned by Each Reporting Person

      7,392,635

_____

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]

_____

11) Percent of Class Represented by Amount in Row (9)

      10.02%

_____

12) Type of Reporting Person (See Instructions)

      IA

_____

Item 1.
(a) Name of Issuer:
TransGlobe Energy Corporation

(b) Address of Issuer's Principal Executive Offices:
250 - 5th Street, S.W., Suite 2300
Calgary, Alberta
T2P 0R4
Canada

Item 2.
(a) Name of Person Filing:
Fiera Capital Corporation

(b) Address of Principal Business Office or, if none, Residence:
1501 McGill College, Suite 800
Montreal, Quebec
H3A 3M8
Canada

(c) Citizenship:
Canada

(d) Title of Class of Securities:
Common Shares

(e) CUSIP Number:
893662106

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o)

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c)

(d) [ ] Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8)

(e) [x] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813)

(i) [ ] A church plan that is excluded from the definition of an investment
company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3)

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J)

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

[ ] If this statement is filed pursuant to 13d-1(c), check this box

Item 4. Ownership:

  (a) Amount Beneficially Owned: 7,392,635

  (b) Percent of Class: 10.02%

  (c) Number of Shares as to which such person has:

      (i)   Sole power to vote or direct the vote: 7,392,635

      (ii) Shared power to vote or direct the vote: 0

      (iii) Sole power to dispose or direct the disposition of: 7,392,635

      (iv) Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof
the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Fiera Capital Corporation acts as an investment advisor on behalf
of many institutional clients.

**Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company**

      n/a

Item 8. Identification and Classification of Members of the Group

      n/a

Item 9. Notice of Dissolution of Group

      n/a

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the
securities referred to above were acquired and are held in the ordinary course of
business and were not acquired and are not held for the purpose of or with the
effect of changing or influencing the control of the issuer of the securities and
were not acquired and are not held in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true, complete and correct.

                                    Fiera Capital Corporation

                                  By: /s/ Violaine Des Roches
                  Title: Senior Vice-President Legal Affairs and Compliance

Date: January 9, 2013